SECURITIE [redacted] ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi UFJ Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway - 29th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Glaser (212) 405-7036
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, William P. Mumma, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) as of and for the year ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

February 26, 2010

Mr. William P. Mumma　　　　Date

President and Chief Executive Officer

Title

Subscribed and sworn to before me on
this 26th day of February 2010

Notary Public

JUDITH A. JAMES
NOTARY PUBLIC, STATE OF NEW YORK
No.01JA6036611
QUALIFIED IN ORANGE COUNTY
COMMISSION EXPIRES JANUARY 31, 2014

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.)
(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

File pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.

We have audited the accompanying Statement of Financial Condition of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	$ 24,186,204
Securities deposited or segregated under federal and other regulations or requirements	3,497,027
Securities purchased under agreements to resell	17,190,387,237
Receivables:	
Brokers, dealers and clearing organizations	235,472,685
Securities borrowed	125,000,000
Customers	16,179,955
Affiliates	2,314,656
Securities Owned ($85,472,173 pledged):	
US Government	85,472,173
Corporate Obligations	21,553,014
Interest receivable	4,316,401
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $4,766,219)	11,660,796
Deferred tax asset	8,152,250
Other assets	5,918,648
TOTAL ASSETS	$ 17,734,111,046
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities sold under agreements to repurchase	$ 17,414,431,949
Payables:	
Brokers, dealers and clearing organizations	38,764,625
Affiliates	5,246,748
Securities sold, but not yet purchased (US Government)	108,585,860
Accrued expenses and other liabilities	39,016,863
Total liabilities	17,606,046,045
STOCKHOLDER'S EQUITY:	
Common stock, no par value and additional paid-in-capital; 2,000 shares authorized, 690 shares outstanding	69,000,000
Retained earnings	59,065,001
Total stockholder's equity	128,065,001
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,734,111,046

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS ACTIVITIES

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd. ("MS"), a publicly traded company in Japan. MS, in turn, is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. ("MUFG"). The Company is registered as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company has Financial Holding Company powers by virtue of MUFG receiving such status from the Federal Reserve in 2008.

In its capacity as a securities broker-dealer, the Company engages in collateralized financing and securities borrowed transactions, domestic and foreign equity securities transactions as agent, principal and agency transactions in debt securities, private placements, and investment banking activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition.. The Company believes that the estimates utilized in the preparation of the Statement of Financial Condition, primarily relating to compensation, taxes and real estate, are prudent and reasonable. Actual results could differ from these estimates.

Securities Transactions - Customer securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date. Principal securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents - The Company defines cash and cash equivalents as overnight time deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase.

Securities Deposited or Segregated under Federal and Other Regulations or Requirements - Qualified securities are segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and federal agency securities, are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. In the event the market value of such securities falls below the

related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Reverse repurchase and repurchase agreements are reported on a net-by-counterparty basis, when applicable, pursuant to the provisions included in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 210, *"Offsetting"* (formerly known as Financial Interpretation ("FIN") No. 41, *"Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements."*

Securities Borrowed - Securities borrowed transactions are recorded at the amount of cash collateral advanced. For securities borrowed the Company deposits cash or other collateral with the lender. Interest on such transactions is accrued and is included in the Statement of Financial Condition in interest receivable. The Company monitors the market value of securities borrowed daily and obtains or refunds collateral as necessary

Securities Owned - Securities owned are recorded on a trade date basis. All of these securities are carried at fair value.

Securities Sold, But Not Yet Purchased - Securities sold, but not yet purchased are recorded on a trade date basis. The short positions are carried at fair value.

Derivative Instruments - All derivatives, primarily exchange-traded futures, are recognized on the Statement of Financial Condition at their fair value. The reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives are reported in receivables from and payables to brokers, dealers, and clearing organizations.

The Company trades in interest rate futures and FX forward contracts. The Company also enters into forward foreign exchange contracts to hedge non dollar term repurchase agreements. Gains and losses from these transactions are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

Interest Receivable and Payable - Interest receivable and payable consist mainly of interest accrued on repurchase agreements, reverse repurchase agreements, and securities borrowed.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of 3 to 6 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease. At December 31, 2009, furniture, equipment and leasehold improvements consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Furniture & Fixtures	$ 1,315,055	$ 926,938	$ 388,117
Leasehold Improvements	6,199,329	1,262,546	4,936,783
Computers & Other Equipment	8,912,631	2,576,735	6,335,896
Total	$16,427,015	$ 4,766,219	$ 11,660,796

Advisory Fees - Advisory fees are mainly derived from the Company acting as agent in private placements and capital markets transactions. In addition, the Company engages in corporate advisory activity consisting of mergers and acquisitions and other advisory roles.

Service Fees - Service fees are derived from facilitating securities transactions for affiliates and are recognized on an accrual basis over the period the services are rendered.

Foreign Exchange - Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Receivables and Payables - Customers - Receivables from and payables to customers represent balances arising in connection with securities transactions executed on a receive-versus-payment or delivery-versus-payment basis.

Receivables and Payables - Brokers, Dealers and Clearing Organizations - Receivables from and payables to brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, receivables and payables arising from unsettled trades, margin deposits with clearing organizations, receivables from capital market agent transactions and receivables on futures transactions. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date.

Income Taxes – Income taxes are provided using the asset and liability method under which deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax basis of assets and liabilities, using currently enacted tax rates. ASC 740 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

3. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2009 consist of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 12,757,677	$38,764,625
Margin deposit at clearing organizations	23,591,189	-
Capital markets agent transactions	14,942,689	-
Futures	329,940	-
Pending Trades	183,851,190	-
	$235,472,685	$38,764,625

4. RECENT ACCOUNTING DEVELOPMENTS

FASB Accounting Standards Codification™.

In July 2009, the FASB issued accounting guidance to establish the FASB Accounting Standards Codification™ ("Codification") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP"). The Codification does not change current U.S. GAAP. For the

year ended December 31, 2009, U.S. GAAP references in the Company's Statement of Financial Condition and footnotes have been updated to reflect new Codification references.

Uncertainty in Income Taxes
Included in FASB ASC 740 (formerly known as Financial Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes")* is guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement to determine the amount to recognize in the financial statements. This application of this accounting standard did not result in any material impact on the Company's financial condition.

Transfers of Financial Assets and Repurchase Financing Transactions.
FASB ASC 860, "Transfers and Servicing", includes guidance on accounting for a transfer of a financial asset and repurchase financing. Under guidance formerly referred to as FASB Staff Position FAS No. 140-3 ("FSP FAS No. 140-3"), there is a presumption that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (*i.e.*, a linked transaction) for purposes of evaluation under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 140"). If certain criteria are met, however, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140. In 2009, the adoption of this guidance did not have a material impact on the Company's Statement of Financial Condition.

Subsequent Events
In May 2009, the FASB issued accounting guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluates subsequent events through the date that the Company's financial statements are issued. The Company adopted this accounting guidance for the year ended December 31, 2009. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition. The Company has updated its subsequent events disclosure and recognition through February 26, 2010, the date of this report and noted there were no such events.

Fair Value Measurements and Disclosures
In April 2009, the FASB issued guidance on determining fair value for assets and liabilities when the volume and level of activity have significantly decreased and identifying transactions are not orderly. This accounting guidance provides additional information to determine fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The

Company adopted this guidance for the year ended December 31, 2009. The adoption of this guidance did not have a material impact on the Company's Statement of Financial Condition.

In August 2009, the FASB issued guidance about measuring liabilities at fair value. The adoption of the guidance did not have a material impact on the Company's Statement of Financial Condition.

5. SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2009, the Company segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, $3,497,027 of qualified securities.

6. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset of paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The Company also classifies its financial instruments using a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange traded equities.
- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed abased on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

At December 31, 2009, the Company had $3,497,027 of qualified securities on deposit for compliance with SEC Rule 15c3-3 customer protection requirement, $85,472,173 of Securities owned and $108,585,860 of Securities sold, but not yet purchased that were designated as Level 1 financial instruments and $21,553,014 of Securities owned and $2,693,803 of foreign exchange forward contracts that were designated as Level 2 financial instruments. The Company does not own any Level 3 assets.

7. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates, including MS. These transactions include facilitating securities transactions, repurchase and reverse repurchase agreements, advisory services, clearing and operational support. At December 31, 2009, assets and liabilities with related parties consist of the following:

Assets:		
Cash and cash equivalents	$	3,892,678
Securities purchased under agreements to resell		4,517,710,304
Receivables:		
Broker/Dealers		12,757,678
Customers		15,980,000
Affiliates		2,314,656
Interest receivable		221,583
Total	$	4,552,876,899
Liabilities:		
Securities sold under agreements to repurchase	$	1,437,534,675
Payables:		
Broker/Dealers		4,870,000
Affiliates		5,246,748
Interest payable		6,555
Total	$	1,447,657,978

The Company has a $300 million committed borrowing facility with the Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") used to finance a portion of its operations which, at December 31, 2009, was not drawn down.

At December 31, 2009, Mitsubishi UFJ Securities Co., Ltd. pledged $142,689,021 in securities to the Company, and the portion subsequently repledged was $78,204,184.

8. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method under FASB ASC 740, *"Income Taxes"* which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates for temporary differences in the year they are expected to reverse. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

Net deferred tax assets of $8,152,250 are primarily attributable to the tax benefit of the temporary differences between book and tax basis such as depreciation, amortization, pension liability and deductibility of accrued bonuses, professional fees and rent expenses.

In addition to New York State and New York City taxes, the Company pays California taxes. California taxes are computed on a unitary basis. Each entity included in the California unitary return (collectively the "Group") pays the California tax on its share of the Group's income apportioned to California. The Company made certain estimates with respect to the computation of its share of the California income tax. There is no formal tax sharing agreement in place. Nonetheless, the Company believes the method

for allocating California income tax expense is systematic, rational and consistent with the broad principles of ASC 740.

Net deferred tax assets as of December 31, 2009 have the following components:

	Federal	State & Local	Total
Deferred tax asset	$ 6,921,115	$3,604,208	$10,525,323
Deferred tax liability	(1,913,073)	(460,000)	(2,373,073)
Net deferred tax asset	$ 5,008,042	$ 3,144,208	$ 8,152,250

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009
Balance at January 1	$ 0
Increases related to current year tax positions	33,024
Increases related to prior year tax positions	264,718
Balance at December 31	$297,742

All tax positions included in the balance at December 31, 2009 are highly certain as to ultimate deductibility, but there is uncertainty about the timing of such deductibility. The Company does not expect a significant increase or decrease in the unrecognized tax benefits during the next 12 months.

The Company's years open to examination by major jurisdictions are tax years ended February, 2007 and forward for Federal, New York State, New York City, and California tax purposes.

9. RISK

Market Risk - In the normal course of business, the Company enters into riskless principal securities transactions in order to meet client financing and hedging needs. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's Statement of Financial Condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Collateralized Securities Financing Transactions - The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed transactions. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2009, the fair value of securities received as collateral, prior to netting pursuant to provisions included in ASC 210 (formerly referred to as FIN 41) where the Company is permitted to sell or repledge the securities, was $21,664,031,749 and the fair value of the portion that has been sold or repledged was $21,564,262,530.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

10. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases office space in San Francisco, New Jersey, and New York. Obligations under operating leases contain noncancelable terms in excess of one year. Approximate aggregate annual lease obligations for office space are as follows:

Year		Amount
2010		$ 5,805,442
2011		5,811,989
2012		5,833,424
2013		5,834,148
2014		5,834,872
Thereafter		15,795,838
	Total	$44,915,713

FASB ASC 420, "Exit or Disposal Cost Obligations (which contains the guidance formerly referred to as SFAS No.146 *Accounting for Costs Associated with Exit or Disposal Activities*) pertains to, among other things, costs that will continue to be incurred under an operating lease without economic benefit to the entity. Under ASC 420, a liability for costs that will continue to be incurred under an operating lease without economic benefit shall be recognized and measured at fair value at the cease-use date based on the remaining lease rentals, reduced by estimated sublease rentals reasonably obtained for the property. The fair value of such liability shall be estimated using an expected present value technique.

In 2009, the Company relocated its entire New York operations from 1251 Avenue of the Americas to 1633 Broadway. The Company is currently in sublease negotiations with an affiliate for the 1251 Avenue of the Americas space at rental rates substantially lower than the original contract terms. Consequently, a reserve has been established for $2,360,432 encompassing the period from the cease use date to the expiration of the original lease term.

11. FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

For cash and cash equivalents, repurchase and reverse repurchase agreements, securities borrowed, and receivables and payables from brokers, dealers, clearing organizations and affiliates, carrying values are reasonable estimates of fair value. Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts which approximate market or fair value, represent substantially all recorded assets and liabilities.

12. RETIREMENT PLANS AND OTHER POSTEMPLOYMENT BENEFITS

Eligible employees of the Company are covered under a defined benefit plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"), sponsored by BTMU. Annual contributions are based on an amount that satisfies ERISA funding standards.

13. REGULATORY REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, at the greater of 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934, or Commodity Exchange Act section 1.17 Minimum financial requirements for futures commission Merchants and introducing brokers 8% of the total risk margin requirement (as defined in Sec. 1.17(b)(8) for positions carried by the futures commission merchant in customer accounts (as defined in Sec. 1.17(b)(7)), plus(2) 4% of the total risk margin requirement (as defined in Sec. 1.17(b)(8)) for positions carried by the futures commission merchant in noncustomer accounts (as defined in Sec. 1.17(b)(4) NFA minimum $500,000 or $1,000,000, plus certain additional capital requirements for broker/dealers engaging in reverse repurchase agreements. At December 31, 2009, the Company had net capital of $86,473,882 that was $85,094,017 in excess of the $1,379,865 requirement.

14. OFF BALANCE SHEET RISK

In its capacity as a broker/dealer, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term nature of the product.

The Company also enters into foreign currency forward transactions to hedge non dollar term repurchase transactions. At December 31, 2009, the unrealized loss associated with these foreign currency forward transactions aggregated $2,693,803 and was included in Accrued expenses and other liabilities in the Statement of Financial Condition.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Mitsubishi UFJ Securities (USA), Inc.
1633 Broadway
New York, NY 10019

In planning and performing our audit of the financial statements of Mitsubishi UFJ Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of Mitsubishi UFJ Securities Co., Ltd.) as of and for the period ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Bruce Glaser, Chief Financial Officer
Mitsubishi UFJ Securities (USA), Inc.
1633 Broadway, 29th Floor
New York, New York 10019

To the Managements of Mitsubishi UFJ Securities (USA), Inc.:

We have performed the procedures enumerated below, which were agreed to by Mitsubishi UFJ Securities (USA), Inc. (the "Company"), the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) (collectively, "Other Specified Parties"), solely to assist you in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T from the period April 1, 2009 to December 31, 2009. Mitsubishi UFJ Securities (USA), Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures that we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and noted no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers and noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 26, 2010